Exhibit 99.1

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0001 Fax: 416-644-0069 www.purenickel.com

TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total shares outstanding:	67.766 million
Fully diluted:	75.526 million
52-week trading range:	$0.025 - $0.36

– NEWS RELEASE –

Pure Nickel Reports Recent Work on its Fond du Lac Property

Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF ) is pleased to provide an update on recent work conducted at its Fond du Lac property in northern Saskatchewan. Last spring Pure Nickel agreed to have Geotech Ltd. test its latest patented ZTEM technology on the Fond du Lac property, Geotech has recently distributed the results of the survey.

The new ZTEM or Z-Axis Tipper Electromagnetic system is an innovative airborne EM system which enables penetration and response at exploration depths of up to 2,000 metres. The survey and its analysis were completed by Geotech.

Geotech was interested in testing the ZTEM at the Fond du Lac property for several reasons. In March 2005, Geotech completed a 1,513 line kilometre VTEM survey over the property and Pure Nickel conducted follow-up ground UTEM and drill-testing. Using this data Geotech was able to test the ZTEM capability to identify potential along-strike and deep extension of the known Ni-Cu mineralization below 500 metre depths. The ZTEM results appear to correlate very well with the known geology, in particular the presence of Ni-Cu mineralized conductive horizons at Axis and Rae Lake, which are known to outcrop and can be followed along strike for several kilometres. In particular, the ZTEM results provide indications of the longer strike continuity of the known mineralized horizons, as compared to the VTEM results. Importantly for Pure Nickel, the ZTEM survey identified a new anomaly northwest of the known Axis Lake Ni-Cu mineralized horizon and south of Currie Lake. This represents a new target for follow-up exploration.

Pure Nickel has completed two drill programs on the Fond du Lac property one in 2006 and more recently in 2007 during which 3,127 metres of drilling was completed. The property has a non compliant National Instrument 43-101 historic resource and was the initial property around which the company was formed.

Pure Nickel is currently focused on exploring its MAN Alaska property with a large scale exploration program planned for the spring and summer 2009. Planning to optimize this new development at the Fond du Lac project will commence once the 2009 MAN program is completed.

Dr. Larry Hulbert, D. Sc., P.Geo is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Fond du Lac:

The Fond du Lac property is located in northern Saskatchewan on the northern edge of the Athabascan Basin, 20 kilometres northwest of Stony Rapids. The Property is 100% company owned.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com